OmniValley, Inc.
Statements of Changes in Shareholders' Equity
From January 1, 2019 to December 31, 2020
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Deficit	Total Shareholders' Equity/(Deficit)
	Shares	Amount			
Balance, January 1, 2019	4,760,417	$ 138	$ 3,210	$ (1,244)	$ 2,104
Issuance of Common Stock	2,420,000	242	7,758		8,000
Net loss				(8,742)	(8,742)
Balance, December 31, 2019	7,180,417	$ 380	$ 10,968	$ (9,986)	$ 1,362
Issuance of Common Stock	-	-	-		-
Net loss				(76,336)	(76,336)
Balance, December 31, 2020	7,180,417	$ 380	$ 10,968	$ (86,322)	$ (74,974)